Exhibit 2.5

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

Maudore Minerals Ltd.

2000 Peel Street, Suite 620, Montreal, QC, H3A 2W5

Tel.: 514.439.0990 – Fax: 514.439.0590

Website: www.maudore.com – Email: info@maudore.com

TSX-V : MAO

MAUDORE MINERALS LTD.

TABLE OF CONTENT

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

INCORPORATION AND NATURE OF OPERATIONS	3
HIGHLIGHTS FOR Q2-13 YTD AND TO THE DATE OF THIS REPORT	3
OVERVIEW OF OPERATIONS	3
PROJECTS OVERVIEW	5
INFORMATION ON SHARE CAPITAL	11
FINANCING ACTIVITIES	11
WORKING CAPITAL	13
DISCUSSION ON THE STATEMENT OF COMPREHENSIVE LOSS	13
SELECTED QUARTERLY INFORMATION	15
OFF BALANCE SHEET ARRANGEMENTS	16
CONTRACTUAL OBLIGATIONS AND COMMITMENTS	16
RELATED PARTY TRANSACTIONS	17
SUBSEQUENT EVENTS	17
ACCOUNTING CHANGES	18
CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS	23
RISKS AND UNCERTAINTIES	24
STRATEGY	27
FORWARD LOOKING STATEMENTS	27

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

The following management discussion and analysis (the “MD&A”) of Maudore Minerals Ltd. (“Maudore” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the six month period ended June 30, 2013 (“Q2-13 YTD”). This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements as at June 30, 2013, prepared in accordance with the International Financial Reporting Standards (“IFRS”) and with the annual MD&A as at December 31, 2012. All figures are in Canadian dollars unless otherwise noted.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada and can be obtained from www.sedar.com.

INCORPORATION AND NATURE OF OPERATIONS

Maudore was incorporated under the Ontario Business Corporations Act on September 20, 1996. The Company is primarily engaged in the acquisition, exploration and development of gold mining sites with the objective a becoming an important gold producer in Quebec. The Company’s portfolio comprises only mining properties located in the Province of Quebec, Canada.

HIGHLIGHTS FOR Q2-13 YTD AND TO THE DATE OF THIS REPORT

•	Acquisition of the Aurbec Mines inc. (“Aurbec”) (previously named NAP Quebec Mines Ltd) from North American Palladium Ltd (“NAP”);

•	Closing a brokered private placement for $15.5 million on April 12, 2013;

•	First gold pour March 28, 2013;

•	Production of 4,664 ounces of gold;

•	Termination of Agreement with Noront regarding the Windfall Lake property on April 18, 2013;

•	Greg Struble appointed CEO on June 11, 2013;

•	Initiation of exploration drilling underground at Sleeping Giant;

•	Suspension of Vezza project’s development and re-start of underground mining at Sleeping Giant;

•	Completion of a custom milling agreement with Abcourt Mines Inc (“Abcourt”).

OVERVIEW OF OPERATIONS

On March 22, 2013, the Company acquired Aurbec’s assets including Sleeping Giant Mill and the Quebec-based gold assets from NAP, through the acquisition of all of the outstanding shares of Aurbec. The Quebec-based gold assets include the processing facility strategically located 60 km west of Maudore’s Osbell Deposit and 150 km north of Val-d’Or, Quebec, along Highway 109, a route which continues north to Matagami, Quebec and the Vezza gold project which is in development, located 25 kilometers south of Matagami.

Vezza Project

During the period from March 23 to June 30, 2013, 39,679 tonnes of ore were extracted at the Vezza Project and trucked to the Sleeping Giant Mill, producing 4,664 ounces of gold after accounting for inventory changes incurred at the time of purchase from NAP. Since the Vezza Project is in development, revenues from the gold sales were used to offset capital development costs. Of the total, 2,212 tonnes were moved and 485 ounces produced during the last week of Q1-13 from March 23 to March 31, 2013.

In mid-April, initial steps were taken to reduce the development cost at the Vezza Project in advance of declining gold prices. This involved a first round of contractor layoffs associated with the long term

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

development plan. While partially effective, cost reductions from this action were not sufficient to meet the further decline in the gold price. This was followed up by a second round of reductions on July 16, 2013, when the Company announced it was suspending all development at the Vezza Project and will only mine its developed mineralized inventory. The Company will now focus on targeting higher grade gold opportunities at its Sleeping Giant property. The Company plans to finish mining and processing of developed mineralized material at the Vezza Project over the next several months whilst deploying a small workforce at Sleeping Giant to prepare the underground workings for exploration drilling and remnant mining.

Assets are tested for impairment when events or changes in circumstance indicate that the carrying amount may not be recoverable. As at June 30, 2013, the Company determined that suspending development at the Vezza Project triggered an impairment testing. The Company used a cash-flow approach to estimate the fair value less cost to sell on the Vezza Project and a $9,830,000 non-cash impairment charge was recognized as at June 30, 2013.

Sleeping Giant Mill

The mill has a capacity of approximately 900 tonnes per day (“tpd”) depending on the grind size required to optimize gold recoveries. The mill is currently processing between 500-700 tpd due to increased grinding requirements for the Vezza ore with +/- 91% gold recovery, five days per week, treating underground muck from the Vezza gold project. Material is fed through a grizzly into a crushing plant with a primary jaw crusher and two cone crushers with screening, then to a rod mill and two ball mills to produce a pulp that undergoes conventional leaching followed by a CIP (carbon in pulp) circuit, stripping facilities, electrowinning and an induction furnace to produce gold doré.

During the period from March 23 to June 30, 2013, 39,679 tonnes of ore were milled at the facility with a recovery rate of 91% for a total production of 4,664 ounces of gold after accounting for inventory changes incurred at the time of purchase from NAP.

Milling agreement with Abcourt

On August 15, 2013, Aurbec signed a milling agreement with Abcourt Mines Inc. to treat mine production from their Elder Mine at the Sleeping Giant Mill. The agreement is in effect for six months and may be extended if both parties agree. Aurbec has applied for environment permits and authorizations to store and process the Elder mineralized material at Sleeping Giant. Shipments of the material will start immediately upon receipt of these permits.

Statistics

			March 23 to March 31, 2013	April 1 to June 30, 2013	March 23 to June 30, 2013
Production skipped	(t.m.	)	2,640	39,375	42,015
Milled	(t.m.	)	2,212	37,467	39,679
Grade	(g Au/t	)	7.4	3.8	4.1
Recovery	(%)		91.7	90.9	90,9
Gold production	Ounces		485	4,179	4,664
Gold sales	Ounces		—	2,819	2,819

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

Details of costs capitalized as mine development for the Vezza Project

For the period from March 23 to June 30, 2013
Direct costs
Underground works	6,190,286
Mill	1,822,748
Transport	378,248
Administration	1,235,862

9,627,144
Cost of sales and inventory count adjustments	(2,328,515)
Underground development	884,791

Total costs	8,183,420
Revenue deducted from capitalized costs
Gold sales	(4,061,107)
Silver sales	(11,507)

(4,072,614)

Total cost capitalized as mine development	4,110,806

PROJECTS OVERVIEW

The Company, with the acquisition of Aurbec, now holds a total of 3,453 mining claims on 21 properties. The exploration properties are located in the Northern Volcanic Zone of the Abitibi Greenstone Belt (Quebec) situated between La Sarre and Lebel-sur-Quevillon.

The Company’s properties span some 120 kilometers of the Northern Volcanic Zone. The land is highly prospective but covered with thick glacial till and fluvial deposits that hide mineral deposits from prospecting and other traditional forms of mineral exploration. Maudore must rely on deeper sensing exploration techniques such as geophysical surveys and interpretation of these data to find new mineral occurrences.

Advanced Projects

With the acquisition of Aurbec, the Company now has now four advanced exploration projects which are: Sleeping Giant (Aurbec), Comtois (Maudore), Discovery (Aurbec) and Flordin (Aurbec).

Sleeping Giant Property and mine

The Sleeping Giant property is formed by 69 claims and 4 mining leases which cover a total area of 3,140 hectares (31.4 square kilometers). The mill and mine complex are 80 km north of the town of Amos. Although exploration work in this area started in 1957, it was not until the late 1970’s that gold mineralization was found on the property by Matagami Lake Exploration. From 1988 to 2008, Sleeping Giant produced 3,127,031 tonnes of ore at an average grade of 10.35 g/t Au for 1,058,924 ounces of gold.

At this time, the Sleeping Giant underground mine facility remains on care and maintenance while production options are being reviewed. During shutdown, a review of structural geology and exploration potential of the mine was completed. Several high priority targets have been identified where significant additions to resources could be developed. At quarter end, planning was initiated to evaluate a structured re-entry into the mine to permit limited mining of the higher grade remnants while continuing evaluation of

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

longer term potential. At this time, the mine continues to maintain all levels dry and ready for re-start once an economic mining scenario is developed. The hoist and supporting machinery are also kept in operating condition to permit periodic inspections as required to maintain readiness.

Gold mineralization at Sleeping Giant is located in narrow, high-grade quartz-sulphide veins within a complex package of metamorphosed and folded volcanic, intrusive and sedimentary rocks.

In 2008 a measured and indicated resource of 489,200 tonnes grading 9.7 g/t Au for 152,743 ounces Au was evaluated. The Sleeping Giant historical resource estimate is sourced from “Technical Report, The Sleeping Giant Mine Northwestern Quebec” by Genivar LP, and prepared by Tyson Birkett, PEng, Josée Couture, PEng, and Christian Bézy, PGeo for Cadiscor Resources Inc. in 2008. The historical estimate has become technically outdated for several reasons:

1.	Additional drilling completed by Aurbec since 2008 must be included;

2.	Material mined by Aurbec since 2008 must be subtracted from the historical resource estimate (prior reserve estimates are not included for this reason);

3.	Cut-off grade applied to the resource estimate must also be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost); and

4.	Current structural 3D evaluation and interpretation of the existing drill hole data base was completed since the acquisition by Maudore.

Despite the need for a technical update to the historic resource estimate, Maudore believes that the remnant stopes targeted for the initial re-start of operations are very site specific with a higher level of confidence. The author was an employee of Aurbec and is known to Maudore. Resource categories used in the historical estimate are in compliance with CIM Definition Standards on Mineral Resources and Mineral Reserves. Mineral resources were calculated using the polygon method on inclined longitudinal sections, which has been used in the past to yield reliable results. Capping varied from 60-250 g/t Au depending on the vein; grades, tonnage and costs derived from actual mining were integrated, and minimum mining width 1.6m applied to stopes with dip greater than 50° and minimum mining width 1.8m applied to stopes with dip less than 50°. Nominal dilution of 15% was applied, and mining recovery varied from 75-100%. A qualified person has not performed sufficient work to classify the Sleeping Giant historical estimate as a current mineral resource; and Maudore is not treating the Sleeping Giant historical mineral resource estimate as a current mineral resource estimate.

Structural 3D re-evaluation of the geology, especially veins and structures at Sleeping Giant has resulted in the identification of multiple high-grade opportunities within the existing mine environment. Whilst suspending Vezza, the Company is deploying a small workforce at Sleeping Giant to prepare the underground workings for exploration on these high grade opportunities and remnant mining for the mining crews moving over from the Vezza Project until such time that these crews can be turned to the new resources being developed.

Comtois Property

The Comtois property consists of 411 claims, for 15,539 hectares, (155 square kilometers) an 11% increase since last year. The property is located 15 kilometers northwest of the town of Lebel-sur-Quévillon (Abitibi, Province of Quebec). The Comtois property is an advanced exploration project with the Osbell Gold Resource, notable gold prospects Comtois NW, Hudson and Greer, and many more.

All claims are 100% owned by the Company, except for 15 claims optioned from Newmont Canada Ltd (Newmont Option Claim), in the northern part of the property where Newmont retains 1.45% net smelter return (“NSR”) royalty on the Newmont Option Claims. The other 5% interest in the Newmont Option Claim is held by Société de Développement de la Baie James and will be converted into a 2% NSR royalty (1% of which can be re-acquired by the Company for an amount of $250,000) in the event of commercial production.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

Claims that cover the Osbell deposit are subject to a 10% NPI Royalty in favor of the original owner, which can be bought back with a one-time cash payment of $500,000.

The Osbell Gold Resource has been the main focus of Maudore’s exploration efforts.

Maudore filed a Mineral Resource Estimate update for the Osbell Deposit and 43-101 report with SEDAR on October 29, 2012. The Osbell Mineral Resource Estimate update disclosed a combined Open Pit and Underground Potential Mineral Resources of 8,463,800 tonnes at 2.0 g/t Au for 546,299 ounces gold (indicated) and 4,512,100 tonnes at 6.2 g/t Au for 902,436 ounces gold (inferred). Downloading and reading the 43-101 report is the best way to understand its parameters.

Discovery Project

The Discovery property is formed by 124 claims with a total area of 3371 hectares (33.7 square kilometers). The property lies about 30 km northwest of Lebel-sur-Quévillon. Gold has been known on the property since the 1970’s, when the deposit was discovered by Homestake Mines. Gold at Discovery is located in steeply-dipping quartz-carbonate veins within a metamorphosed, deformed gabbro. In 2010 and 2011 NAP (now Aurbec) drilled 58 holes extending and detailing mineralization over a strike length of some 2 kilometers and at depth of 700 meters.

Further work at Discovery will include an updated estimate of mineral resources. Historical mineral resources estimate in 2008 were of measured resources of 3,109 tonnes grading 8.95 g/t for 895 ounces, indicated resource of 1,278,973 tonnes grading 5.74 g/t Au for 236,180 ounces and an inferred resource of 1,545,500 tonnes grading 5.93 g/t Au for 294,473 ounces.

The Discovery historical resource estimate is sourced from “Technical Report on the Scoping Study and Mineral Resource Estimate for the Discovery Project (according to Regulation 43-101 and Form 43-101F1)” by InnovExplo Inc., prepared by Carl Pelletier, PGeo for Cadiscor Resources Inc. in 2008. The historical estimate is not current today because additional diamond drilling completed by Aurbec since 2008 must be included, and the cut-off grade applied to the resource estimate must be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost). Maudore believes that the historical estimate is reliable because Maudore has worked extensively with InnovExplo and the author since 2006, and believes that all work was completed at a high professional standard. Resource categories used in the historical estimate are in compliance with CIM Definition Standards on Mineral Resources and Mineral Reserves.

Parameters used are minimum mining width of 1.6 m (horizontal thickness), cut-off grade of 3 g/t Au, capping grade of 35 g/t Au, and specific gravity of 2.82 g/cm3. Polygonal on longitudinal method used cross sections to confirm grade and thickness, which were located on a longitudinal section, where polygons were traced and the volume and grade calculated (using AutoCAD and Promine software). In order to upgrade the historical estimate new drilling must be digitized, validated, and quality control protocols checked, prior to appending to the current drill database which will then be imported to GEMs software to generate a block model and estimate a mineral resource. All work must be completed by qualified persons and evaluated to the current 43-101 Standards for Mineral Projects. A qualified person has not performed sufficient work to classify the Discovery historical estimate as a current mineral resource; and Maudore is not treating the Discovery historical mineral resource estimate as a current mineral resource estimate.

Flordin Property

The Flordin property comprises 40 claims which cover 591 hectares (5.9 square kilometers), located some 25 km north of Lebel-sur-Quévillon. Gold mineralization at Flordin has been known since the 1930’s and the deposit was initially drilled and explored as a prospect for underground mining. Gold grades, widths of mineralized zones and thin overburden have led to a re-evaluation of Flordin as an open pit deposit, with much improved prospects.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

Gold mineralization at Flordin is located in deformed and boudinaged quartz-carbonate veins within a sequence of metamorphosed and sheared mafic igneous rocks (basalt and gabbro).

Work by Aurbec included surface trenching and drilling of 248 drill holes in 2010 and 2011. These drill holes covered much of the deposit on a 30 x 30 meters grid to a depth of 100 meters. This database now allows more detailed understanding of the economic potential of the Flordin gold zones.

A historical mineral resource estimate completed in 2011 reported measured resource of 116,000 tonnes grading 3.25 g/t Au for 12,133 ounces Au, indicated resource of 2,707,000 tonnes grading 1.77 g/t Au for 153,998 ounces Au, and an inferred resource of 2,199,000 tonnes grading 1.95 g/t Au for 137,561 ounces Au.

The Flordin historical resource estimate is sourced from “43-101 Technical Report and Resource Estimate on the Flordin Property (according to Regulation 43-101 and Form 43-101F1)” by InnovExplo Inc. and prepared by Pierre-Luc Richard, PGeo and Carl Pelletier, PGeo for North American Palladium Ltd in 2011, which was filed on SEDAR. The historical estimate is not current today because additional diamond drilling completed by Aurbec since 2011 must be included, and the cut-off grade applied to the resource estimate must be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost). Maudore believes that the historical estimate is reliable because Maudore has worked extensively with InnovExplo and the authors since 2006, and believes that all work was completed at a high professional standard. Resource categories used in the historical estimate are in compliance with CIM Definition Standards on Mineral Resources and Mineral Reserves. InnovExplo used the squared inverse distance method to interpolate gold grades in a block model, and a pit-shell confined portions of the model. A minimum cut-off grade of 0.5 g/t Au was used for the open pit portion of the Mineral Resource Estimate and a minimum cut-off grade of 3.50 g/t Au was used for the underground model.

Drill hole intercepts were calculated to a 3.0 meter minimum true thickness and specific gravity of 2.8 t/m3 was used. In order to upgrade the historical estimate new drilling must be added to the database, validated and quality control protocols checked, prior to being appended to the current dataset for a subsequent block model, mineral resource estimate, and possible Whittle pit shell model. All work must be completed by qualified persons and evaluated to the current 43-101 Standards for Mineral Projects. A qualified person has not performed sufficient work to classify the Flordin historical estimate as a current mineral resource; and Maudore is not treating the Flordin historical mineral resource estimate as a current mineral resource estimate.

Further work at Flordin will include an updated estimate of mineral resources.

Other Exploration Properties

Maudore has a prominent land position that extends 120km west-east along the Northern Volcanic Zone of the Abitibi Greenstone Belt. Maudore’s Comtois property with the Osbell Gold Resource is in the eastern part of Northern Volcanic Zone near Lebel-sur-Quévillon, and midway along the properties to the west is the Sleeping Giant Mine, a past producer that poured a million ounces of gold that now belongs to Maudore through the Aurbec acquisition. These two considerable gold deposits demonstrate the merit of the Northern Volcanic Zone.

Despite excellent geology, the Northern Volcanic Zone of the Abitibi has received far less exploration success than elsewhere. Deep overburden and consequent lack of outcrop make it difficult to clearly understand controls on mineralization once found. Detailed geophysics and expert geophysical interpretation are methods that Maudore will implement as it explores the Northern Volcanic Zone.

Maudore has completed property-wide hi-resolution aeromagnetics and radiometrics (100m lines spacing and low terrain clearance) that will provide new clarity for interpretation of geology and structure in the belt on its different properties. During the second quarter of 2013 no exploration was completed on the exploration properties.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

	Total Claims	Area km2	Target
Properties (Maudore)
North Shore	77	43	Gold, VMS base metal and magmatic
			Cu-Ni PGE deposits
Bell	95	46	Felsic volcanics with gold mineralization
Sadie	152	86	Gold in a volcano sedimentary sequence
Cedar Rapids	73	23	Gold in intensively altered shear zones
Pakodji	16	7	Semi-massive to massive sulphide lenses
Comtois	411	155	Gold in felsic volcanics
Comtois Southwest	69	28	Gold in a volcano sedimentary sequence
Bernetz	84	37	Gold in felsic volcanics
Fonteneau-Themines	78	44	Gold in felsic volcanics
Sleeping Giant Southeast	215	121	Gold in felsic volcanics
Mazarin-Glandelet	287	148	Magmatic CU-Ni PGE mineralization
Dalet	456	226	Gold in felsic volcanics

Properties (Aurbec)
Dormex	127	62	Narrow high grade quartz-sulphide veins
Cameron Shear (50%)	193	30	Gold in shear zones
Florence	13	2	Gold in shear zones
Montbray	28	11	Gold-bearing veins
Laflamme (42%)	723	371	Gold in a volcano sedimentary sequence
Discovery	124	34	Gold in shear zones
Flordin	40	6	Gold in shear zones
Sleeping Giant	73	31	Gold in shear zones
Harricana	93	52	Gold in shear zones
Vezza	26	7	Gold in shear zones

Total	3,453	1,570

Termination of agreement to Acquire 25 Percent Interest in the Windfall Lake Project

Maudore signed a purchase and sale agreement with Noront Resources Ltd. ( “Noront”) to acquire Noront’s 25 percent interest in the Windfall Lake Project in December 2012. On April 18, 2013, this agreement was terminated. Concurrently, Maudore has informed Eagle Hill Exploration Corp. that it will no longer pursue its proposed business combination between the two companies.

Person responsible of technical information

The person responsible for Maudore’s technical information is Maudore’s Chief Consulting Geologist Kevin Kivi, P.Geo. of KIVI Geoscience Inc, Thunder Bay (Ontario) who has reviewed the technical content of this report.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

The amounts invested in exploration work in Q2-13 YTD by the Company on its properties are as follows:

Q2-13 YTD	Comtois	Sleeping Giant SE	North Shore	Mazarin- Gandelet	Dalet	Newmont option	Comtois Southwest	Others Maudore	Sleeping Giant	Vezza	Flordin	Discovery	Others Aurbec	Total
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Drilling	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Contractual fees	92,557	600	4,062	—	1,910	1,760	179	1,404	—	—	—	—	—	102,472
Geology, Geophysics and metallugy	36,727	—	—	—	—	—	—	—	152,579	34,741	7,429	4,851	5,884	242,211
Salaries and benefits	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Geochemical assays	21,449	—	—	—	—	—	—	—	—	—	—	—	—	21,449
Equipment and vehicle rental	55,599	—	—	—	—	—	—	—	—	—	—	—	—	55,599
Travelling expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Environmental expenses	11,991	—	—	—	—	—	—	—	—	—	—	—	—	11,991
General exploration expenses	1,351	—	—	—	—	—	—	—	—	—	—	—	—	1,351
Mining credits	(46,518)	(131)	(885)	—	(416)	(384)	(39)	(307)	—	—	—	—	—	(48,680)

	173,156	469	3,177	—	1,494	1,376	140	1,097	152,579	34,741	7,429	4,851	5,884	386,393

The amounts invested in exploration work in Q2-12 YTD by the Company on its properties are as follows:

Q2-12 YTD	Comtois	Sleeping Giant SE	Bell	Fontenau- Themines	North Shore	Cedar Rapids	Mazarin- Gandelet	Others Maudore	Total
	$	$	$	$	$	$	$	$	$
Drilling	2,520,257	—	55,987	—	—	65,018	179,191	109,264	2,929,717
Contractual fees	1,756,222	75,280	54,440	24,309	103,662	21,386	96,363	218,894	2,350,556
Geology, geophysical and metallurgic	116,085	11,889	32,216	61,909	56,649	—	214,684	177,993	671,425
Salaries and benefits	142,771	—	—	—	—	—	—	—	142,771
Geochemical assays	674,507	9,851	22,138	3,039	29,572	22,996	19,875	15,287	797,265
Equipment and vehicle rental	130,364	957	621	721	2,639	218	5,931	25,432	166,883
Travelling expenses	34,098	—	—	—	3,270	—	206	4,864	42,438
Environmental expenses	55,186	—	—	—	—	—	—	—	55,186
General exploration expenses	70,362	702	133	582	14,451	966	2,277	6,444	95,917
Claim renewal	17,231	3,315	2,317	3,072	2,518	5,168	3,280	12,263	49,164

	5,517,083	101,994	167,852	93,632	212,761	115,752	521,807	570,441	7,301,322

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

INFORMATION ON SHARE CAPITAL

	August 27, 2013	June 30, 2013
Shares	47,241,522	47,241,522
Shares options	1,885,000	1,885,000
Warrants	9,591,678	9,591,678

	58,718,200	58,718,200

Stock Option Plan

The Company had one common share stock option plan in effect, which was adopted in 1997 (the “1997 Stock Option Plan”) and amended from time to time to increase the maximum number of common shares issuable under the 1997 Stock Option Plan at maximum of 5,000,000 common shares. Since the inception of the 1997 Stock Option Plan, the Company has issued 1,834,432 common shares pursuant thereto, representing 3.8% of the Company’s issued and outstanding common shares. The 1997 Stock Option Plan was adopted more than 15 years ago and the Board of Directors believed that it needed to be updated with current standards and rules under the TSX Venture Exchange (the “Exchange”). Accordingly, the Board of Directors has adopted a new common share purchase option plan on June 27, 2013 (the “2013 Stock Option Plan”), which is subject to the final approval of the Exchange. Options outstanding under the 1997 Stock Option Plan are transferred and governed by the 2013 Stock Option Plan. The following is a summary of the main features of the 2013 Stock Option Plan:

1.	Persons who may receive common share purchase options under the 2013 Stock Option Plan (“Stock Options”) are the officers, directors, employees and consultants of the Company or of its subsidiaries (the “Eligible Participants”);

2.	The maximum number of common shares that may be issued under Stock Options granted under the 2013 Stock Option Plan from time to time shall be equal to 4,724,000 common shares of the Company;

3.	The Board determines the exercise price of the common shares underlying the Stock Options when such Stock Options are granted. The exercise price per common share shall not be less than the closing price of the common shares on the Exchange on the day on which the Stock Options are granted and must not be lower than $0.10 per common share;

4.	The expiry date of a Stock Option shall be the 10th anniversary of the date of grant unless a shorter period of time is otherwise set by the Board of Directors at the time the particular Stock Option is granted;

5.	If any option holder shall cease to be an Eligible Participant for any reason, other than termination for cause or death, he or she may exercise any vested Stock Options issued under the Plan that is then exercisable, but only within the period that is ninety (90) days from the date that he or she ceases to be an Eligible Participant. In the event that an option holder ceases to be an Eligible Participant of the Company because of termination for cause, the Stock Options of the option holder not exercised at such time shall immediately be cancelled on the date of such termination and be of no further force or effect whatsoever notwithstanding anything to the contrary in the 2013 Stock Option Plan.

FINANCING ACTIVITIES

Credit facility

On March 22, 2013 the Company funded the acquisition of Aurbec’s shares through a senior secured credit facility of $22 million (the “Credit Facility”) provided to the Company by FBC Holdings Sarl (“FBC”). The credit facility bears interest at the rate of 15% per annum, payable quarterly in arrears, with a maturity date of March 22, 2016. In order to secure repayment of the Credit Facility, the Company granted to FBC a first-ranking charge over all of its and its subsidiaries’ present and future personal property and material real property, including specified mining rights.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

In consideration of the commitment made by FBC under the Credit Facility and in lieu of further transaction fees, the Company issued to FBC 1,760,000 common shares and 880,000 common share purchase warrants. Each warrant shall entitle FBC to subscribe for one common share during a period of 2 years following the date of its issuance, at a price equal to $1.08, being the closing price of common shares of the Company on the Exchange on March 22, 2013.

Transaction costs amounted to $3,293,659 including the fair value of the shares and warrants issued to FBC.

The Credit Facility agreement includes covenants that require the Company to maintain certain financial ratios, maintain a certain level of cash and meet certain non-financial requirements. As at June 30, 2013, all such requirements are respected. As at June 30, 2013, cash and cash equivalents includes $3,300,000 that, as per the credit facility agreement, must be segregated in a separate account and requires the lender’s authorization prior to releasing funds including for interest payments.

$15.5M Private Placement

On April 12, 2013, the Company completed a brokered private placement of units. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share for a period of 24 months at a purchase price of $1.13. The Company issued an aggregate of 17,039,835 units at an issue price of $0.91 per unit for aggregate gross proceeds of $15,506,250.

Certain related parties to the Company, have purchased units in the private placement:

•	City Securities Limited, a corporation owned by Mr. Seager Rex Harbour, a shareholder of the Company who controls or directs more than 10% of the total issued and outstanding common shares of the Company, has purchased 4,484,957 units.;

•	Monemvasia Pty Ltd., a corporation controlled by Kevin Tomlinson, the Chairman, has purchased 1,140,448 units; and

•	Certain other officers and directors, have purchased, in the aggregate, 159,500 units.

The brokers received a cash fee equal to 6.0% of the gross proceeds of the private placement, excluding any purchases under the president’s list for which the agents received a cash fee equal to 2.0%, for a total of $387,682. The agents also received 127,840 compensation units entitling them to subscribe for that number of units equal to 6.0% of the total number of units sold under the private placement, excluding units sold under the president’s list, at an exercise price equal to $0.91 for a period of 24 months. The warrants issuable upon the exercise of the compensation units will be exercisable for a period of 24 months at an exercise price equal to $1.13.

Term loans

On December 18, 2012, the Company closed a total of $3,250,000 in secured term loans. The term loans bear an interest rate of 12% per annum and are intended to be outstanding during an interim period until a debt facility is completed. The term loans will mature on March 31, 2014, unless repaid or redeemed earlier in accordance with the terms and conditions of the term loans. The term loans were guaranteed by hypothecs on the important claims of the Company related to Comtois. Following the April 12, 2013 private placement, the term loans were repaid, as well as the interest accrued of $126,246. Additional transaction costs for $107,451 were incurred and therefore the total transaction costs relating to those term loans totaled $289,851. Those transaction costs are amortized on an accelerated period ending April 12, 2013.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

WORKING CAPITAL

On June 30, 2013, the working capital of the Company was at $7,975,637 ($1,157,087 as of December 31, 2012). As at June 30, 2013, cash and cash equivalents includes $3,300,000 that, as per the credit facility agreement must be segregated in a separate account and requires the lender’s authorization prior to releasing funds including for interest payments. A $22,000,000 credit facility and a $15,506,250 private placement were completed in March and April 2013 (see the financing activities section). If necessary, management intends to complete private placements or issue debt to meet its short term liquidity requirements and its obligations. In the future, the exploration and development of Maudore’s properties may require additional financing. In the past, the Company has been able to rely on its capabilities to raise money by public and private placements and also issuance of debt. However, there can be no assurance it will be able to do so in the future. The global economy and financial markets have been unpredictable for many months and have impacted our industry and its ability to finance. The equity markets for gold mining companies have not recovered and financing remains difficult.

DISCUSSION ON THE STATEMENT OF COMPREHENSIVE LOSS

Discussion on the three-month period ended June 30, 2013

The Company reported a loss of $10,959,364 for Q2-13 versus a loss of $153,492 for Q2-12.

The Company incurred $69,511 of expenses related to the acquisition of Aurbec.

A $9,830,000 impairment charge was recognized in Q2-13 following the suspension of development at the Vezza Project.

The $1,158,057 interest expense represents interest and the amortization of the structuring fees on the term loans and credit facility.

Since the Vezza project is still in the development phase and has not commenced commercial production, the revenues from the sales of any finished products produced by the project have been deducted, net of the cost of inventories, from the related development cost capitalized in the statement of financial position. The $176,537 loss from mining operations represents residual costs relating to the Sleeping Giant mine.

Following are the details of the general and administrative expenses:

	For the three-month period ended June 30,
	2013	2012
	$	$
Salaries, remuneration and other employee benefits expenses	314,424	53,804
Payments following a payroll tax audit	7,669	—
Severance payments to former officers	20,000	—
Professional and contractual fees	198,768	109,815
Regulatory fees and shareholders relations	110,041	44,474
Publicity, travel and promotion	84,547	62,994
Office expenses	(26,693)	61,044

General and administrative expenses	708,756	332,131

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

Comments on general and administrative expenses:

•	Salaries, remuneration and other employee benefits expenses increased to $314,424 ($53,804 in Q2-12). A new management team was put in place following the July 19, 2012 annual and special shareholders’ meeting;

•	Professional and contractual fees increased to $198,768 in Q2-13 ($109,815 in Q2-12) mainly due to legal fees.

Discussion on the six-month period ended June 30, 2013

The Company reported a loss of $13,709,083 for Q2-13 YTD versus a loss of $190,593 during the six-month period ended June 30, 2012 (“Q2-12 YTD”).

The Company incurred $2,208,958 of expenses related to the acquisition of Aurbec.

A $9,830,000 impairment charge was recognized in Q2-13 YTD following the suspension of development at the Vezza Project.

The $1,618,581 interest expense represents interest and the amortization of the structuring fees of the term loans and credit facility.

Since the Vezza project is still in the development phase and has not commenced commercial production, the revenues from the sales of any finished products produced by the project have been deducted, net of the cost of inventories, from the related development cost capitalized in the statement of financial position. The $245,477 loss from mining operations represents residual costs relating to the Sleeping Giant mine.

Following are the details of the general and administrative expenses:

	For the six-month period ended June 30,
	2013	2012
	$	$
Salaries, remuneration and other employee benefits expenses	536,802	107,227
Payments following a payroll tax audit	141,576	—
Severance payments to former officers	135,000	—
Professional and contractual fees	525,147	189,310
Regulatory fees and shareholders relations	189,861	90,995
Publicity, travel and promotion	195,055	110,554
Office expenses	43,288	80,476

General and administrative expenses	1,766,729	578,562

Comments on general and administrative expenses:

•	Salaries, remuneration and other employee benefits expenses increased to $536,802 in Q2-13 YTD ($107,227 in Q2-12 YTD). A new management team was put in place following the July 19, 2012 annual and special shareholders’ meeting;

•	Professional and contractual fees increased to $525,147 in Q2-13 YTD ($189,310 in Q2-12 YTD) mainly due to legal fees.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

SELECTED QUARTERLY INFORMATION

Operating results for the last eight quarters are presented in the table below.

	Q2-13	Q1-13	Q4-12	Q3-12
	$	$	$	$
Cash and cash equivalents	4,683,194	2,048,276	3,126,129	6,466,729
Working capital	7,975,637	(2,038,266)	4,157,087	1,187,339
Total assets	82,251,138	84,110,978	48,007,735	48,864,643
Long term - term loan and credit facility	19,006,723	18,814,719	3,091,383	—
Equity	42,121,624	38,496,339	37,504,857	38,059,631
Loss from mining operations	(176,537)	(68,940)	—	—
Interest revenues	12,101	3,206	12,829	18,649
Net loss and comprehensive loss	(10,959,364)	(2,749,719)	(1,268,574)	(658,925)
Basic and diluted net loss per share	(0.33)	(0.10)	(0.05)	(0.02)
Weighted average number of outstanding shares basic and diluted	33,759,455	27,267,587	26,825,880	26,805,921
Price of Gold (quarter end spot US$)	1,195	1,598	1,664	1,776
Closing exchange rate (US$/Can$)	1.0512	1.0156	0.9949	0.9837

	Q2-12	Q1-12	Q4-11	Q3-11
	$	$	$	$
Cash and cash equivalents	11,603,170	15,550,813	15,169,610	6,102,282
Working capital	4,393,285	8,247,025	11,870,482	5,753,898
Total assets	48,321,698	48,273,543	47,946,911	36,719,513
Long term - term loan and credit facility	—	—	—	—
Equity	38,403,027	38,480,363	38,562,663	31,921,678
Loss from mining operations	—	—	—	—
Interest revenues	25,840	29,583	13,005	13,586
Net income (loss) and comprehensive income (loss)	(153,492)	(37,100)	(2,042,150)	329,454
Basic and diluted net income (loss) per share	(0.01)	—	(0.07)	0.01
Weighted average number of outstanding shares basic and diluted	26,725,341	26,712,357	24,609,102	24,567,155
Price of Gold (quarter end spot US$)	1,599	1,663	1,575	1,620
Closing exchange rate (US$/Can$)	1.0191	0.9991	1.0170	1.0389

The main variations between the quarters can be explained as follow:

•	Professional fees related to proxy contest: legal professional fees as well as fees relating to shareholders solicitation of $1,687,825 were incurred mainly during Q3-12 relating to the annual shareholders’ meeting held on July 19, 2012;

•	Stock-based compensation: the only grant in 2012 occurred in December 2012 when 860,000 options were granted with an exercise price of $2.20. A fair value was calculated with the Black Scholes model of $0.83 for a total of $713,800 of which $672,300 was expensed and the balance was capitalised in the exploration and evaluation assets. In 2011, two grants occurred, the first one in April 2011 for 435,000 options (exercise price of $6.54) and the second in August for 250,000 options (exercise price of $4.90) with a weighted fair value of $2.81 for a total of $1,925,875 of which $1,565,875 was expensed ($892,800 in Q2-11, $531,350 in Q3-11 and $141,725 in Q4-11) and $360,000 was capitalized in the exploration and evaluation assets.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

•	Recovery of deferred income taxes: adjustments on deferred income taxes mainly relates to the amortization of the premium related to the issuance of flow-through shares. In addition, since the acquisition of Aurbec, the mining duty credits are recorded in the comprehensive income statement;

•	Salaries, remuneration and other employee benefits expense: a new management team was put in place following the July 19, 2012 annual and special shareholders’ meeting. The compensation to key management was $1,157,453 in Q2-13 YTD versus $199,998 in Q2-12 YTD;

•	The Company incurred $2,208,958 of expenses related to the acquisition of Aurbec, mainly in Q1-13;

•	A $9,830,000 impairment charge was recognized in Q2-13 following the suspension of development at the Vezza Project.

OFF BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements in Q2-13 YTD.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Operating leases

The Company, from time to time, enters into leasing arrangements for production and other equipment under a number of operating leases. These leases are generally short-term in nature and subject to cancellation clauses. The Company periodically reviews the nature of these leases to identify if there have been any significant changes to the terms and use of the items under operating lease which would require reclassification as a finance lease. Such changes are considered to indicate a renewal of the lease terms and the reclassification is applied prospectively from the date the revised lease terms become effective.

The Company’s future minimum operating lease payments are as follows:

June 30, 2013
$
Within 1 year	322,098
1 to 5 years	316,648
After 5 years	—

Total	638,746

Finance leases

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations.

The Company’s future minimum operating lease payments are as follows:

June 30, 2013
$
Within 1 year	180,282
1 to 5 years	107,597
After 5 years	—

Total	287,879

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

RELATED PARTY TRANSACTIONS

Compensation to key management

Key management personnel of the Company are members of the board of directors, as well as the president, the chief operating officer and the chief financial officer. Key management remuneration is as follows:

	For the six-month period ended June 30,
	2013	2012
	$	$
Short-term benefits :
Salaries, remuneration and other employee benefits expenses	516,123	55,727
Payments following a payroll tax audit	141,576	—
Severance payments to former officers	135,000	—
Salaries and other employee benefits expenses capitalized in exploration and evaluation assets	—	142,771
Professional and contractual fees	—	1,500
Additional compensation related to the acquisition of Aurbec	364,754	—

Key management compensation	1,157,453	199,998

During Q2-12 YTD, key management exercised 50,000 options at a price of $1.51 for a total of $75,500 (none in Q2-13 YTD).

Other related party transactions

During the six-month period ended June 30, 2013, the following transactions were realized with related parties in addition to the amounts listed above in the compensation to key management in note 15.1:

•	Professional fees and disbursements of $73,584 ($28,571 during Q2-12 YTD) of which $15,000 was recorded as Additional fees related to the acquisition of Aurbec have been paid to a company controlled by an officer;

•	Professional fees of $59,385 have been paid to a company controlled by an officer.

During Q2-12 YTD, an officer exercised 7,500 options at a price of $1.51 for a total of $11,325 (none in Q2-13 YTD).

As at June 30, 2013, the balance due to those related parties amounted to $28,365 ($10,942 as at December 31, 2012).

Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantee was given or received. Outstanding balances are usually settled in cash.

SUBSEQUENT EVENTS

Suspension of Vezza Project’s development

See overview of operations section.

Milling agreement

On August 15, 2013, Aurbec signed a milling agreement with Abcourt Mines Inc. to treat mineralized material from Elder Mine at the Sleeping Giant Mill. The agreement is in effect for six months and may be extended if both parties agree. Aurbec has applied for environment permits and authorizations to store

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

and process the Elder mineralized material at Sleeping Giant. Shipments of the material will start when these permits are obtained.

Previous contractor dispute

On August 6, 2013, Promec Mining Contactor Inc. (“Promec”) and Aurbec signed a confidentiality agreement to review the cost and operating statistics for the company with regards to their potential interest in continuing to run the Vezza Project rather than place it on care and maintenance. On August 12th, Aurbec approached Promec to open discussion around restructuring the payments from April 15th through July 31st. On August 14th, Promec pulled their crews from the Vezza Project earlier than planned over a dispute to renegotiate these contractual payment terms as their work draws to a close. On August 15th, Promec registered a “Notice of Legal Hypothec’ against Aurbec on the Vezza Project and the Sleeping Giant mine. On August 19th, a second meeting was held at the Promec offices in Montreal to continue our discussions which was to be followed up by a meeting on Monday the 26th with our senior secured lender. Without further notice to Aurbec or the Company, Promec subsequently filed a ‘notice of bankruptcy proceeding’ against Aurbec on Friday the 23rd, and was also featured in a local newspaper article that same day wrongfully and inaccurately describing the circumstances surrounding its dispute with Aurbec and the Company, as well as defaming the Company and its management. Throughout this time, the Company has continued to reach out in good faith in an effort to resolve this dispute on mutually acceptable terms.

The Company and Aurbec believe the Hypothec and the Notice of Bankrupcy Proceeding to be grossly inaccurate and are vigorously working to have the registration removed. Likewise, the Company and Aurbec believe that Promec has violated the terms of our contract and confidentially agreement. Because of these actions taken by Promec, the Company and Aurbec has taken legal action against Promec and their parent Construction Promec Inc. including the filing of a claim for any damages to our business from their filing of the lien and wrongful commencement of the bankruptcy proceeding as well as for breach of contract and breach of a confidentiality agreement.

The amount in dispute with Promec is $3,850,196. This debt combined with other payables principally to our senior lender could produce a liquidity problem in the near future. This would create a situation where the Company may no longer be in compliance with covenants under its Credit Facility. Because of this, the Company has devised a viable new business strategy to reverse this in the future and has the support of our senior secured lender. Based on this support, the Company is confident of resolving matters with Promec.

If the Company and Aurbec are unsuccessful in their legal proceedings against Promec and the Notice of Bankruptcy Proceeding is not withdrawn or the Company cannot obtain waivers of covenants under the Credit Facility, the Company and Aurbec may need to seek protection from their creditors or become bankrupt.

ACCOUNTING CHANGES

Changes to IFRS

The Company has adopted the following new and revised IFRS standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions. The most important changes for the Company is outlined below. Since the Company is developing an underground mine, it is not affected by IFRIC 20: Stripping costs in the production phase of a surface mine.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

IFRS 13, Fair Value Measurement, (“IFRS 13”)

IFRS 13 provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. This standard was applied when determining the fair values used for the purchase accounting of Aurbec. However, there were no adjustments or other impacts on the Company’s financial statements following the adoption of this new standard.

Changes or Adoption of Accounting Policies Following the Acquisition of Aurbec

Consolidation

The Company’s financial statements consolidate the accounts of Maudore, the ultimate parent company, and those of its wholly-owned subsidiary, Aurbec. The accounting policies and financial year end date of the subsidiary are consistent with those adopted by the Company. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. The subsidiary is fully consolidated from the date on which control was obtained by the Company.

Foreign Currency Translations

The reporting and functional currency of the Company and its subsidiary is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the consolidated statements of comprehensive loss.

Business Combinations

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred and costs associated with the issuance of equity instruments related to the acquisition are recognized in capital stock, net of income taxes.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether or not they have been previously recognized in the acquired company’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Those mineral reserves, resources and other assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion values cannot be reliably determined, are not recognized.

When the fair value of the consideration is greater or lesser than net fair value of the identifiable assets acquired and the liabilities assumed, the difference is treated either as goodwill or as a bargain purchase price. Goodwill, if any, is recognized as an asset and reviewed for impairment annually or when there is an indication of impairment. A bargain purchase price, if any, is immediately recognized in profit or loss.

Revenue Recognition

The revenues include sales of refined gold and silver. When a mine is considered in commercial production, revenues from the sale of refined gold and silver are recognized when persuasive evidence

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

exists that the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. These conditions are generally satisfied when the metal is delivered to the counterparty of the transaction.

As at the date of this management’s discussion and analysis, the Vezza Project was not yet considered to be in commercial production, therefore revenues from the sale of gold and silver produced during the start-up phase has been subtracted from mine development costs that are being capitalized as part of the property, plant and equipment.

Interest income is recognized on an accrual basis using the effective interest method.

Inventory

Material extracted from mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Raw materials are comprised of ore in stockpiles. Ore is accumulated in stockpiles that are subsequently processed into gold in a saleable form. Work in process represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished products inventory represents gold in saleable form that has not yet been sold.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories includes direct labour, materials and contractor expenses, depreciation on property, plant and equipment and an allocation of mine site overhead costs. As ore is sent to the mill for processing, costs are reclassified out of inventory based on the average cost per ton of the stockpile.

The costs of inventory produced prior to the commencement of commercial production are adjusted to exclude the costs of abnormal amounts of wasted materials, labour and other excessive production costs typically involved in a start-up.

Mine Supplies

Mine supplies inventory consists of mining supplies and consumables used in operations as well as spare parts and other maintenance supplies that are not classified as capital items.

Net Realizable Value

The Company records provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

Exploration and Evaluation Assets

Exploration and evaluation expenses are costs incurred in the course of initial search for mineral deposits with economic potential. Costs incurred before the legal right to undertake exploration and evaluation activities are recognized in profit or loss when they are incurred.

Once the legal right to undertake exploration and evaluation activities has been obtained, the costs of acquiring mineral rights, expenses related to the exploration and evaluation of mining properties, less tax credits related to these expenses are recorded as exploration and evaluation assets. Expenses related to exploration and evaluation include topographical, geological, geochemical and geophysical studies,

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

exploration drilling, trenching, sampling and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are capitalized on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource.

These assets are recognized as intangible assets and are carried at cost less any accumulated impairment losses. No depreciation expenses are recognized for these assets during the exploration and evaluation phase.

Whenever a mining property is considered no longer viable, or is abandoned, the capitalized amounts are written down to their recoverable amounts; and the difference is then immediately recognized in profit or loss. When technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation assets related to the mining property are transferred to property, plant and equipment, in mine development. Before the reclassification, exploration and evaluation assets are tested for impairment and any impairment loss is recognized in profit or loss.

Although the Company has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the Company’s titles. Property titles may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Property, Plant and Equipment

Recognition and Measurement

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Where funds used to finance a major project form part of general borrowings, the Company capitalizes interest on those borrowings proportionate to the project funds used.

Spare parts and servicing equipment are usually carried as inventory and recognized in profit or loss as consumed. However, major spare parts and stand-by equipment qualify as property, plant and equipment when the Company expects to use them during more than one period.

Subsequent Transactions

The cost of replacing a part of an item of property, plant and equipment is recognized if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-today servicing of property, plant and equipment are recognized in profit or loss as incurred.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within mining operating expenses.

Depreciation and Amortization

Upon commencement of commercial production, mine development costs are amortized using the unit-of-production method over the estimated remaining ounces of gold to be produced based on the proven and probable reserves or, in the event that the Company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

Vehicles and certain machinery with a determinable expected life are depreciated on a straight-line basis over their estimated useful lives, ranging from three to seven years.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Borrowing Costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. These costs are amortized on the same basis as the asset. All other borrowing costs are recognized as finance costs in the statement of income in the period in which they are incurred.

Impairment of Exploration and Evaluation Assets and Property, Plant and Equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (“cash-generating units”).

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment. Impairment reviews for exploration and evaluation assets are carried out on a project by project basis, with each project representing a potential single cash-generating unit. Additionally, when technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluations assets of the related mining property are tested for impairment before these items are transferred to property, plant and equipment.

An impairment loss is recognized in profit or loss for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less cost to sell and its value in use. An impairment charge is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

Mine Restoration Provision

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs. The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as a finance cost in the consolidated statements of comprehensive loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Operating Expenses Related to the Closed Mine

Costs related to the care and maintenance of the closed mine are expensed as incurred and reported as mine operating expenses.

CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS

When preparing the financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results are likely to differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results. Information about the significant judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses and that are different from those discussed in the December 31, 2012 financial statements are discussed below.

Significant Judgments

Commencement of Commercial Production

The Company assesses the stage of its construction in progress to determine when it declares the start of commercial production. The criteria used to assess the start date are determined based on the unique nature of the project, such as the complexity of the project and its location. The Company considers various relevant criteria to assess when the project is substantially complete and ready for its intended use in the manner as intended by management. Then it will reclassify the assets from mine development to property, plant, and equipment. Some of the criteria will include, but are not limited to the following:

•	The level of capital expenditure compared to the construction cost estimates;

•	Completion of a reasonable period of testing of the mine plant and equipment;

•	Ability to produce concentrates in saleable form (without specifications);

•	Ability to sustain ongoing production of minerals at minimum 60% of its design capacity.

When the project moves into the production stage, the capitalization of certain mine development costs ceases and costs are either regarded as inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, mine development or mineable reserve development. It is also at this point that amortization commences.

Basis for Depreciating Property Plant and Equipment

The processing facility is being upgraded with a view to using it with the current mining project and eventually in conjunction with other ore bodies. Consequently, the Company intends to depreciate the production facility using the unit-of-production basis, based on the projected lifetime throughput rather than solely based on the reserves associated with the sites currently under development.

Significant Estimations

Estimated Recoverable Reserves and Resources

Estimated recoverable reserves and resources are used to determine the depreciation of mine development costs and related assets, and in performing impairment testing. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in assumptions will impact the depreciation and impairment charges recorded in the income statement.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

Useful Lives of Depreciable Assets

Management reviews its estimates of the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence.

Net Realizable Value of Inventories

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit gold inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold when ounces of gold are expected to be recovered and sold. For current stockpiled ore, in-circuit gold inventories and doré inventories, management uses the gold price on the date of the reporting period.

Mine Restoration Costs

The provisions for mine restoration costs are based on estimated future costs using information available at the financial reporting date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

Allowance for Doubtful Accounts and Revenue Adjustments

At the end of each reporting period, the Company assesses whether the accounts receivable and other long-term receivables are recoverable and whether an allowance needs to be recognized for estimated losses arising from the possible non-payment. If future collections differ from the amounts recognized as receivable, future earnings will be affected.

Impairment Tests on exploration and evaluation assets as well as on property, plant and equipment

At the financial reporting date, the Company assesses the situation and determines if any indicators of potential impairment have been identified. When one or more indicators are identified, an impairment test is performed on the recoverability of assets or projects in question.

As at June 30, 2013, the carrying amount of the Company’s net assets exceeded its market capitalization, which is considered an indicator of a potential impairment. Refer to the overview of operations section for the Vezza Project.

Concerning the exploration and evaluation assets, the Company is monitoring closely the gold price, financing conditions and its market capitalization. In the event that these conditions remain depressed in the mid-term, the Company might have to conduct an impairment assessment on its exploration and evaluation assets.

RISKS AND UNCERTAINTIES

Information about important risks which management believes could impact the Company’s business and that are different from those discussed in the December 31, 2012 management’s discussion and analysis is discussed below.

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

Financial Risk

The Company acquired Aurbec in March 2013. Up to that point in time, it had operated solely as an exploration company. Maudore must now deal with the challenges of operating a company involved in exploration and production, and most critically faces a much higher fixed overhead. The Company will now become focused on maximizing revenues and controlling costs.

On the exploration side, the Company pursues its growth through acquisition and development of exploration projects. If additional funds are required, the source of funds that may be available to the Company, in addition to cash flows, is through the sale of additional equity capital or borrowings. There is no assurance that such funding will be available to the Company. Furthermore, even if such financing is available, there can be no assurance that it will be obtained on terms favourable to the Company or provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company’s business and financial condition.

In addition, failure to comply with financial covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on its indebtedness, would result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Company’s financial condition.

The Company has not yet determined whether all of its mineral properties contain mineral deposits that are economically recoverable. The only property currently in active development is the Vezza deposit where the Company has yet to generate any income or cash flows at this stage of its development. Additionally, the re-evaluation of the Sleeping Giant mine has identified significant high grade mineralized targets previously untested. Work has recently been initiated to physically evaluate its economic viability going forward. However, as at June 30, 2013, the Company has a negative cumulated deficit of $26,132,422 ($12,423,339 as at December 31, 2012). The Company’s ability to continue as a going concern is dependent upon its ability to raise additional financing, to generate cash flow from operations, ongoing support from major creditors and the continuing support of its senior lender. As it is uncertain whether the Company will be able to achieve these objectives, this contributes to doubt regarding the Company’s ability to continue as a going concern.

A Notice of Bankruptcy Proceeding was filed against Aurbec on August 23, 2013 (see section “Previous contractor dispute). While the Company has developed a new business strategy and forward looking plan to address these conditions, these material uncertainties cast further doubt regarding the Company’s ability to continue as a going concern.

The Company and Aurbec intend to take legal action against Promec Mining Contractor inc. and their parent Construction Promec Inc., including the filing of a claim for wrongful commencement of a bankruptcy proceeding against Aurbec. If the Company and Aurbec are unsuccessful in their legal proceedings against Promec and the Notice of Bankruptcy Proceeding is not withdrawn, or if the Company cannot obtain waivers of covenants under the Credit Facility that could arise from this process, the Company and Aurbec may need to seek protection from their creditors or become bankrupt.

Commodity Prices

Precious metal prices, such as gold prices, fluctuate widely and are affected by various factors beyond the Company’s control, including but not limited to: the sale or purchase of metals by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar, and global political and economic conditions. Declines in the prices of gold may adversely affect the Company’s development and mining activities, common shares price, financial results, life-of-mine plans and viability of mining projects. Although the Company believes that the fundamentals of supply and demand will remain robust in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

materially decrease. For Q2-13 YTD, the Company did not utilize any hedging programs to mitigate the effect of commodity price movement.

Currency Fluctuations May Affect the Costs of Doing Business

The Company’s main activities and offices are currently located in Canada and the costs associated with the Company’s activities are in majority denominated in Canadian dollar. However, the Company’s revenues from the sale of gold and silver are in U.S. dollars and some of the costs associated with the Company’s activities in Canada are denominated in currencies other than the Canadian dollar. Any appreciation of the Canadian dollar vis-à-vis these currencies could increase the Company’s cost of doing business, mainly by reducing its revenues in Canadian dollars. For Q2-13 YTD, the Company did not utilize any hedging programs to mitigate the effect of currency movement.

Risk Related to Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates are based on assumptions such as metal prices, operating costs and drilling information. Material and prolonged changes in metal prices can have an impact on the recoverability of the reserves and resources. Mineral resource evaluations may also be affected due to variances in geological conditions of a property due to erroneous geological data. Therefore, mineral reserve and resource estimates should be viewed as estimates only with no assurance of achieving the expected tonnages, grades and recovery levels.

Operational Risk

In the course of its mining operations, the Company may be faced with various operational risks which may affect the production and financial performance of the mining unit. The risks include workforce availability and stoppages, mechanical breakdown, environmental incidents or adverse environmental conditions, parts and supplies availability, dilution, flooding, availability of process water, power outages, and theft.

Risk Linked with Government Regulation

The Company’s activities entail compliance with the applicable legislation or review processes and the obtaining of land use and all other permits, and similar authorizations of future overall mining operations are subject to the constraints contained in such legislation. The Company believes that it is in compliance in all material respects with such existing laws. Changing government regulations may, however, have an adverse effect on the Company.

In addition, current political and social debate on the distribution of mining wealth in Québec and elsewhere may result in increased mining taxes and royalties, which could adversely affect the Company’s business and mining operations.

Environmental Risk

All phases of the Company’s operations are and will be subject to federal, provincial and local environmental regulation in the various jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards, land reclamation and labour standards. They also set forth limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste. Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are

MAUDORE MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Insurance Risk

Although the Company maintains industry standard insurances to protect against certain risks, the Company’s insurance does not cover all the potential risks associated with a mining company’s operations. Moreover, insurance against risks such as environmental pollution or other hazards as a result of production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of high premium costs. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

STRATEGY

Management will continue to account for the Company’s funds very rigorously, its first goal being the optimization of shareholders’ return on investment. The acquisition of the Sleeping Giant mill provides a clear path to production for its current ore resources and subsequent discoveries. Management, while applying its development strategy, will consider the global environment, the fluctuation in the Company’s share price and the overall market in gold and metal prices.

FORWARD LOOKING STATEMENTS

Some statements contained in this MD&A constitute forward looking statements, including, without limitation, anticipated developments in the Company’s operations in future periods and other events or conditions that may occur in the future. These statements are about the future and are inherently uncertain and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those mentioned herein under heading “RISKS AND UNCERTAINTIES”. Management believes that the expectations reflected in these statements are reasonable but no assurance can be given that these expectations will prove to be correct. It is recommended not to place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur.

August 27, 2013

(s) Greg Struble	(s) Claudine Bellehumeur
Greg Struble	Claudine Bellehumeur
President and CEO	CFO